Room 4561
Via fax (781) 565-5565

July 29, 2009

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Forms 8-K Filed February 9, 2009 and May 11, 2009**
> **File no. 0-27038**

Dear Mr. Ricci:

We have completed our review of your Form 10-K for the Fiscal Year Ended September 30, 2008 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief